UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM 20-F

(Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to
                               ----------    ----------

Commission file number
                       ----------

                               ASTRIS ENERGI INC.
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                 (Translation of Registrant's Name into English)
                                     ONTARIO
                 (Jurisdiction of incorporation or organization)
                            2175 DUNWIN DRIVE, UNIT 6
                       MISSISSAUGA, ONTARIO L5L 1X2 CANADA
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                  COMMON SHARES
                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                            11,645,793 COMMON SHARES
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.
                           Yes [ ]             No [X]
Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [X]    Item 18 [ ]
(Applicable only to Issuers involved in Bankruptcy proceedings during the past five years) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                           Yes [ ]             No [ ]

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------
Part I
------
Item 1.        Description of Business                                  3

Item 2.        Description of Property                                  17

Item 3.        Legal Proceedings                                        17

Item 4.        Control of Registrant                                    17

Item 5.        Nature of the Trading Market                             18

Item 6.        Exchange Controls and Other Limitations Affecting
               Security Holders                                         19

Item 7.        Taxation                                                 21

Item 8.        Selected Financial Data                                  24

Item 9.        Management's Discussion and Analysis of Financial
               Conditions and Results of Operations                     25

Item 10.       Directors and Officers of the Company                    28

Item 11.       Compensation for Directors and Officers                  29

Item 12.       Options to Purchase Securities from Registrant or
               Subsidiaries                                             30

Item 13.       Interest of Management in Certain Transactions           30

Part II
-------
Item 14.       Description of Securities to be Registered. Capital
               Stock to be Registered                                   32

Part III
--------
Item 15.       Defaults upon Senior Securities                          32

Item 16.       Change in Securities and Changes in Security for
               Registered Securities                                    32

Part IV
-------
Item 17.       Financial Statements                                     32

Item 18.       Financial Statements                                     32

Item 19.       Financial Statements and Exhibits                        32



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


ITEM 1. DESCRIPTION OF BUSINESS

                                     GENERAL

(a) HISTORY

     Astris Energi Inc. ("AEI" or the "Company") has been engaged since 1995 in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Fuel cells are devices which generate electricity efficiently and cleanly from the electrochemical reaction of hydrogen and oxygen. Hydrogen is typically derived from conventional fuels such as natural gas or propane, while oxygen is drawn from the air. The Company is seeking to develop and market a one kilowatt Alkaline fuel cell (AFC) system, which could be used to power golf carts, in-plant material movers and similar small vehicles. In the future the Company will seek to develop and market AFC systems up to ten or more kilowatts for other uses.

     The Company was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company which might facilitate the raising of working capital to further the development of its fuel cell research.

     The Company has two subsidiaries - Astris Inc. ("AI") and Astris s.r.o. The Company owns a 96.3% interest in AI, the remaining interests are held by non-exchanging shareholders. AI was incorporated initially as Astris Science Inc. on April 8, 1983, in the Province of Ontario, and changed its name to Astris Inc. in 1986. The Company also owns a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. is owned by Macnor Corp., an Ontario corporation which is wholly-owned by Jiri K. Nor, an executive officer, director and principal shareholder of the Company. Unless otherwise indicated or outside the context of the disclosure, all references in this registration statement to the Company shall include AI and Astris s.r.o.

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is (905) 608-2000. The Company's e-mail address is mail@astrisfuelcell.com.


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(b) BUSINESS OF THE COMPANY

THE COMPANY'S PURPOSE

     The Company's mission is to develop affordable fuel cells, fuel cell power generators, and small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators which can compete both technically and economically with traditional energy sources.

DESCRIPTION OF FUEL CELLS

     -- GENERAL

     Fuel cells are electrochemical devices, similar in certain respects to batteries, that supply electricity for a wide variety of `off-grid' requirements, presently served by gasoline and diesel generators. Fuel cells enable chemical energy of fuels to be converted directly into electricity, thereby avoiding the fundamental loss of efficiency and emission of pollutants associated with the combustion process. In many instances where a generator or gasoline powered engine is used today, a fuel cell is a potential substitute. Applications are both mobile and stationary, for all kinds of vehicles and for homes, commercial buildings, remote sites and other situations requiring electricity that are not connected to distributed power supplies. The Company intends to focus its efforts initially on developing fuel cells capable of producing one to four kilowatts.

     Fuels cells can be environmentally cleaner and more cost-effective than power generation sources using fossil fuels. Fuel cells, which produce little sound and only water as a waste product, offer great advantages over gasoline generators, as such generators are often responsible for producing large amounts of air and noise pollution. In addition, fuel cells are nominally about three times more energy efficient than current gasoline generators.

     There are currently five basic types of fuel cell technologies: Alkaline ("AFCs"), Proton Exchange Membrane ("PEMs"), Phosporic Acid ("PAFCs"), Molten Carbonate ("MCFCs"), and Solid Oxide ("SOFCs"). In addition to AFCs, the other fuel cell systems -PEMs, PAFCs, MCFCs and SOFCs are generally all considered to have viable commercial applications. However, these fuel cells differ in regard to cell materials and operating temperature. PAFCs, MCFCs and SOFCs operate at high temperatures and are used primarily to produce megawatts of power for utility-type power generation or co-generation. These three types are not considered competitors of the two smaller fuel cell types, namely AFCs and PEMs. The Company believes that AFCs and PEMs are the only fuel cells that are presently of competitive relevance for relatively small power, stationary and portable applications because AFCs and PEMs operate at ambient temperatures and deliver kilowatts which are more suited to meet the needs of small, off-grid applications. The Company only deals with AFCs.

     While both AFCs and PEM fuel cells have potential environmental and efficiency advantages over traditional power sources, the Company believes that

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AFCs can be manufactured less expensively, operated more efficiently and are more practical in small-scale applications. See "Competition."

     It should be noted that fuel cells are still a young technology and many technical and engineering challenges remain. In the past, attempts to build fuel cells that could produce electricity continued to fail because of a lack of understanding of electrode kinetics and the materials used. As a result, technologies that were better understood and which produced larger quantities of power, such as the internal combustion engine, gained greater public acceptance. This public perception of fuel cells further hampered their development by limiting investment funds for fuel cell research.

     Perhaps the biggest problem with fuel cell production today is that fuel cells are still very expensive to produce. One key reason for the high cost of manufacturing fuel cells is that not enough are being made to allow for economies of scale. Only as demand for fuel cells increases will the cost of manufacturing be reduced.

     In addition, while fuel cells can produce energy more efficiently and are environmentally cleaner than traditional sources of power, other energy sources are more entrenched in the world economy. For instance, all golf carts currently being manufactured are designed to be powered from batteries or internal combustion engines. In order for fuel cells to be used in such products, manufacturers must make adjustments to their current designs to allow them to be capable of being powered by fuel cells.

     However, due to new government pollution regulations and a growing demand for "off-grid" power supplies, demand for fuel cells is increasing. The Company believes that this demand will increase as fuel cells become better known to the public and cost competitive with other energy sources.

     -- ALKALINE FUEL CELLS

     An AFC system is an assembly comprised of fuel cell "stack(s)", which generate electricity, together with ancillary components which, in an integrated assembly, constitute a complete, operating fuel cell system.

     The ancillary components to the AFC system supply, filter and re-circulate hydrogen, air and liquid electrolyte to the stack(s), deliver electricity to the end-use application, remove the aqueous by-product of the fuel cell operation, and electrically and electronically control, coordinate and integrate all the functions of the system into a single operating whole.

THE COMPANY'S PRODUCTS

     The Company presently offers commercial products ranging from demonstration and educational fuel cells and accessories to scientific products such as electrochemical test cells to associated electronic and computer based test equipment - useful in research and development and the testing of electrodes, fuel cells and batteries, and sub-kilowatt fuel cells and stacks. The Company's principal fuel cell product is a prototype system supplied in sizes up to four kilowatts of electrical output. These prototypes are pre-commercial products provided on a one-off basis to individual customers and assembled by hand to the specification of the customer. Prototypes are in contrast to "pilot production" systems which are systems manufactured in a pilot production facility not on a full commercial basis and to commercial systems which are manufactured by volume production methods.

     The Company's systems of one kilowatt output capacity have been sold in Canada and in the Czech Republic for test purposes. The largest fuel cell system sold by the Company was a four kilowatt unit that was purchased by the Technical University of Mines, Ostrava, Czech Republic, to conduct research on the viability of fuel cells to supply electricity in private homes. In August 2000, Astris s.r.o. delivered a portable fuel cell generator to the Czech Ministry of National Defense for testing purposes.

     The Company's primary current project is the development and construction of a one kilowatt AFC system to power a golf cart. The Company believes that this project is the first stage toward the commercialization of its AFC technology for larger systems, capable of powering forklifts, yachts and motor homes. This project is budgeted to cost US$250,000 and is expected to be completed in March 2001.

     The Company is also developing a new, larger proprietary electrode that will be used for fuel cell systems larger than five kilowatts and up to 10 kilowatts or more. The Company anticipates that such a fuel cell will be ready for commercial application within the next 1 to 5 years.

     The Company has also completed the initial research in the development of an advanced fuel cell stack design for systems of up to 25 kilowatts or larger. Such fuel cells will be developed initially as prototypes and will be later developed as commercial products.

     The Company does not presently have any development, manufacturing, joint development or marketing agreements in place for the development, construction and sale of its fuel cells.

     In addition to the Company's fuel cell systems, the Company has several small fuel cells and products for sale through its website.

RESEARCH AND DEVELOPMENT

     AI has been involved in fuel cell research since its formation in 1983. More than CDN$12 million has been expended on research activities, which amount includes funds expended by an institute whose rights AI acquired in 1986 and funds from stock placements and from funds internally generated. AI had entered into the 1995 acquisition with WLD to be in better position to raise capital for additional research and development. As sufficient financing was not obtained as part of the AI acquisition, the research and development activities in Canada were curtailed. Because labor costs are significantly lower in the Czech Republic than Canada and the capital needs of Astris s.r.o. for research and development activities are less than what would have been required in Canada, the Company's research and development has primarily been carried out through the Company's 30%-owned subsidiary, Astris s.r.o., in the Czech Republic. In January 1995, pursuant to a Licence Agreement, AI granted a non-exclusive licence to Astris s.r.o. for the production and sale of products embodying or utilizing AI's fuel cell technology. The royalty fee is 2% of the net sale price of licensed products sold by Astris s.r.o. to third parties. Astris s.r.o. is obligated to grant the Company a free worldwide irrevocable licence on improvements of and additions to the technology made by Astris s.r.o., and also to assign any patent rights thereto to the Company. The Licence Agreement is to remain in effect until the expiration of all Company patents related to the technology, subject to earlier termination upon certain events.

     Astris s.r.o has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells. These research and development efforts have also been focused on methods to reduce production costs, to improve product quality and consistency and on identifying new features and innovations for future product development. Expenditures on research and development at Astris s.r.o. exceeded US$80,000 for 1998 and 1999. For the nine months ended September 30, 2000, the Company expended CDN$127,000 on research and development. The research and development budget for 2001 is contingent upon the Company's ability to raise capital.

     In October 1998, the Company entered into a Licence Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation ("EVI"). EVI is a portable power technology developer and integrator with activities in fuel cell and rechargeable battery technology. Pursuant to the Licence Agreement, the Company granted to EVI a nonexclusive worldwide licence to use the Company's technology relating to alkaline fuel cells in manufacturing, research and development, marketing and commercial production for an initial royalty of CDN$25,000, and at a rate of 2.5% for the first four years and 2% during the next six years of gross sales of EVI products containing the Company's technology, with a CDN$10,000 a year minimum royalty commencing in 2001. EVI is not actively using the licence that it received from the Company.

     The Company also leases certain machinery, equipment and other property to EVI for a period of ten years at an annual rental of US$45,000. In 1998, EVI prepaid the full rental by issuing 200,000 shares of its Common Stock to the Company valued at $2.25 per share. The EVI Common Stock trades on the OTC Bulletin Board under the ticker symbol EGYV-L. The Company sold 85,900 of the 200,000 shares of EVI Common Stock between February 28 and April 10, 2000 and received net proceeds of US$250,217. The Company is using the net proceeds to complete the current development of the golf cart program. The Company also leased an entire fuel cell laboratory to EVI which EVI can purchase for CDN$1 after ten years. As part of the EVI Agreements, at the request of EVI, the Company granted to EVI options to purchase the Company's Common Shares to give EVI the opportunity to benefit form the possible future success of the Company in addition to receiving marketing revenues. See Item 12 herein.

     The Company's recently leased premises in Mississauga, Ontario, which will be used to facilitate implementation of the fuel cell powered golf car project. The Company is undertaking the purchase of the equipment needed at these


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premises. Assuming commercialization of its products, the Company would seek strategic relationships with manufacturers which have suitable facilities and access to the markets to produce the products.

INTELLECTUAL PROPERTY

     In 1986, Josef V. Soltys of Mississauga, Canada (a shareholder and former director of the Company), assigned to AI a Canadian patent application for QUICKCELL, a test cell structure for fuel cell technology. The patent, Canadian Patent #1,295,679, issued February 11, 1992, expires February 11, 2009. The Company also holds a United States patent, #5,0008,162, which was issued on April 16, 1991, and expires on April 16, 2008, for the same product. A former employee of AI may have certain rights to these patents. Management does not believe that these patents are material to the development of the intended business goal. When appropriate the Company will seek patent protection for other aspects of its fuel cell technology. However, the Company's policy is to maintain the confidentiality of its products, and any disclosure in patent applications could threaten the security of such information.

     The Company has unregistered trademarks on some of its products, including LABCELL 50, LABCELL 200, QUICKELL QC200 and TESTMASTER.

SMALL FUEL CELLS AND RELATED PRODUCTS

     In addition to developing fuel cells, the Company presently sells by mail order small fuel cells, test cells and electronic test equipment. These products were initially developed by Mr. Nor for use in the development of the Artris fuel cell technology. They are described briefly, as follows:

     LABCELL(TM)50 is a 50 square centimeter, small alkaline fuel cell for laboratory demonstration and experimentation which produces 1.5 to 6 volts.

     LABCELL(TM)200 is a 200 square centimeter, medium size alkaline fuel cell for laboratory experimentation and small power applications which produces .75 to 12 volts.

     QUICKCELL(TM)QC200 is an electrochemical test cell designed for the testing of gas diffusion or solid electrodes in a controlled laboratory environment for fuel cell and battery research, development and quality control.

     MODEL TL4 TEST LOAD is a monitor for fuel cells and batteries with a built-in microprocessor. It functions to briefly interrupt the current and take resistance-free cell readings up to 20 volts.

     TESTMASTER(TM) is a powerful, integrated software package designed for testing fuel cells and batteries. TESTMASTER(TM) performs all the tasks required for short or long- term testing of fuel cells or batteries - monitoring, control, data collection and storage, and graphical data representation.



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     Astris s.r.o. produces and ships the small products on behalf of the
Company. Insurance is obtained at the customer's request and expense. Astris s.r.o. does not maintain a substantial inventory of the small products.

     The Company currently derives minor amounts of revenues from the sale of the small products. However, it remains unknown whether the Company will be able to further develop a market for these products. The Company is not aware of any other entity which markets products similar to its small products.

MARKETING

     The Company's small products are presently sold by mail order over an Internet website maintained for the Company by Macnor Corp. Macnor Corp. pays the Company a fee of 5% of the sales price. See Item 13. No change in that arrangement is presently foreseen.

     In October 2000, the Company entered into an agreement with FuelCellStore.com, Inc. for the inclusion of the Company's products on the FuelCellStore.com internet website on a non-exclusive basis for sales anywhere in the world. FuelCellStore.com, Inc. would receive a 10% commission based upon sales of the Company's products over its internet website.

     Currently, the prototypes of the Company's fuel cell systems are shipped directly to the customer from the Czech Republic. Earlier shipments were from both the Czech Republic and Canada. It is expected that the future customers of the Company's fuel cell systems will be manufacturers of all types of products which will be adapted to utilize the Company's fuel cell technology. The Company expects such fuel cell systems will be shipped directly from its facilities to such manufacturers or through a network of distributors and agents to such manufacturers.

RAW MATERIALS AND SUPPLIES

     The principal raw materials that the Company uses are common and widely available from numerous suppliers. The Company's principal materials are largely various plastics, carbons, metal oxides and conventional metallic components, which are all relatively inexpensive to obtain and which do not, at the current time, present supply problems.

COMPETITION

     Fuel cells are a competitive business. Competition arises from other fuel cell companies and from entities engaged in offering other more conventional energy services. The Company competes with companies that are developing all types of fuel cells. While there are currently five basic types of fuel cell technologies (see "Description of Fuel Cells" above), the Company believes that AFCs and PEMs are the only fuel cells that are presently of competitive relevance for the relatively small power, stationary and portable applications that the Company intends to focus upon. This is because AFCs and PEMs operate at ambient temperatures and deliver kilowatts, which are more suited to meet the needs of small, off-grid applications. The Company constructs only AFCs. While both AFC and PEM fuel cells have potential environmental and efficiency



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advantages over traditional power sources, the Company believes that AFCs can be manufactured less expensively, more efficiently and more practically than PEMs in small-scale applications.

     The Company believes that its main competitors are Ballard Power Systems ("Ballard"), located in Vancouver, Canada, which concentrates on PEMs and ZeTek Power PLC ("ZeTek"), based in London, England, which develops AFCs. Ballard enjoys the most high-profile status of any fuel cell developer in the world today. As a result of its market status, any developer of AFC or PEM technology must compete directly or indirectly with Ballard.

     The Company's method for approaching this competitive challenge is simply to focus on different market segments from those which Ballard or ZeTek currently focus. For instance, Ballard appears committed, for the foreseeable future, to developing fuel cells for use in buses and private automobiles. ZeTek, according to its website, intends to construct fuel cells ranging from
2.5 to 250 killowatts and has focused its efforts on constructing fuel cells to power commercial vehicles, such as buses, taxis and utility vehicles, boat motors, and entire residential and commercial buildings. The Company is focusing instead on fuel cells for light vehicles, such as golf cars and retirement vehicles. However, there are no barriers to Ballard, ZeTek or any other known or unknown competitor of the Company entering the market covering light weight vehicles. In addition to mobile applications, the Company is also focusing on the potential market in stationary applications of small-capacity fuel cells, as are other fuel cell companies. There are several competitors in this market.

     Apart from specific market competition, the Company believes that AFCs have inherent advantages over PEMs, regardless of specific applications. AFCs use potassium hydroxide electrolyte, a chemically basic substance, while PEMs are chemically acidic, requiring a semi-permeable membrane as an electrolyte. In addition, AFCs have been scientifically proven to be 10% more energy-efficient than PEMs and offer a higher electricity yield from a given quantity of fuel. That is to say, while PEMs might be 40-50% efficient, AFCs are 50-60% efficient. This is a significant advantage in terms of raw energy consumption and cost savings. In addition, AFCs are able to start instantly, without warm-up, and operate at low temperatures, even below freezing.

     Also, the capital cost required to produce AFCs is less than that required to produce PEMs of a similar size and number. Unlike fuel cells based upon PEM technology, AFCs do not require platinum or machined graphite in their electrodes or expensive membranes for electrolyte. AFCs are the only type which work with a broad range of non-noble electrocatalysts (metals and metal oxides). In addition, AFCs use common industrial chemicals for their electrolyte and AFC components are made of plastics, metal oxides, activated carbon and other relatively inexpensive materials while more exotic materials are required for most products using PEMs technology.

GOVERNMENTAL REGULATION

     No governmental licence or approval known to the Company is required in connection with the manufacture or sale of the Company's current products and there are no extraordinary governmental regulations known to the Company which



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affects its ability to sell or produce its products. The Company does not believe that it will be subject to existing regulations governing traditional electric utilities.

     The Company anticipates that its products and their installation may be subject to oversight and regulation related to their safety due to their use of hydrogen, which is highly flammable and regarded as a hazardous gas. However, since hydrogen is a commonplace industrial gas which is produced in enormous quantities every day in numerous industrial facilities around the world and regulations have been in place for decades regarding hydrogen which provide routine specifications for manufacturers of hydrogen-using equipment, the Company does not anticipate any new regulations regarding hydrogen or any difficulties in complying with existing regulations.

ENVIRONMENTAL COMPLIANCE

     There are no environmental laws known to the Company which may affect any of its operations as they are currently constituted. The Company is not involved in a business which involves the use of materials which are likely to result in a violation of any existing environmental laws, rules or regulations nor does it own any real property which would lead to liability as a land owner.

EMPLOYEES

     AEI and AI presently have four officers and three other employees - a full-time Executive Assistant and two part-time technical experts. The President is also the General Manager of the current project on a full-time basis. Job descriptions for employees in such small, entrepreneurial companies as the Company tend to be rather flexible, but clearly the principal role of the General Manager is to oversee the progress of the current project to ensure it is completed satisfactorily, on budget and on time. The Executive Assistant is responsible for reception, bookeeping, and other details of general office administration, including assisting the General Manager. As the development of its products progresses, the Company believes that it will employ two additional technologists/technicians. None of the present employees is represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

(c) RISK FACTORS

     An investment in the securities of the Company involves a high degree of risk. The following risk factors should be considered carefully in evaluating the Company and its business. If any of the risks described below occurs, the business, results of operations and financial condition of the Company could be adversely affected.

     HISTORY OF LOSSES SINCE INCEPTION, EXPECTATION OF LOSSES IN THE IMMEDIATE FUTURE, AND POSSIBILITY THAT THE COMPANY MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. The Company has incurred net losses each year since inception. It expects to continue to incur net losses at least through fiscal year 2004 and

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these losses may be substantial. To implement the current business strategy, the
Company will have to incur a high level of fixed operating expenses and will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if substantial revenues and positive cash flows cannot be generated to which no assurance can be given, the Company will not achieve profitability. Even if profitability is achieved, it may not be sustained or increased on a quarterly or annual basis.

     In addition, the report of the Company's independent accountant states that the ability of the Company to continue as a going concern is in substantial doubt, and is dependent upon the Company's ability to raise additional capital, the successful commercialization of one or more of the Company's research projects and the attainment of profitable operations.

     The ability to generate future revenues will depend on a number of factors, many of which are beyond control of the Company. These factors include the rate of market acceptance of its fuel cell products, competitive activities, regulatory developments and general economic trends.

     ABILITY TO OBTAIN ADDITIONAL CAPITAL, THEREBY RESULTING IN CURTAILMENT OR CESSATION OF OPERATIONS. At September 30, 2000, the Company had CDN$46,451 in working capital. The ability of the Company to realize its objective depends in large part upon obtaining additional capital. The Company has a present need for capital in connection with its fuel cell development activities and transition to commercial operations. Substantial additional funds will thereafter be required to continue the research, development and testing of the technologies and products, to obtain patent protection relating to the Company's technologies when appropriate, and to manufacture and market the products. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, not substantial dilutive to shareholders, or at all. If adequate funds are not available, the Company would have to scale back its operations, including its product development, manufacturing and marketing activities, all of which could lead ultimately to cessation of operations.

     LACK OF EXPERIENCE IN MANUFACTURING AND MARKETING PRODUCTS. To date, the Company has derived revenues principally from sales, of prototypes or small ancillary products, contract research and government grants. Sales have been limited to demonstration and prototype models. The Company's prototypes are pre-commercial production products assembled on a one-off basis, by hand. The Company is not yet adequately financed to produce commercial products. The Company has not produced any prototypes on an automated basis and has not designed an automated assembly facility. In addition, the Company still has not been able to determine whether or not its prototypes can be assembled through automation or whether there is a sufficient level of acceptance of its products for the Company to sell fuel cells in sufficient volume to become profitable. The Company does not have the manufacturing experience to handle large commercial requirements. It would have to rely on third-party manufacturers until it can develop its own capacity. The Company may not be able to produce or commercialize any of its products in a cost-effective manner, and, if produced, it may not be able to successfully market these products. Production costs of the initial commercial units may be higher than their sales price and there can be no assurance that higher production levels will occur or that sales prices will ever exceed production costs.

     MARKET ACCEPTANCE OF THE FUEL CELL PRODUCTS MAY TAKE LONGER TO ACHIEVE OR MAY NEVER BE ACHIEVED. The Company's AFC fuel cell products represent a new technology and any success will depend on this technology achieving market acceptance. Because the Company's products are designed to capitalize on markets that presently utilize or are serviced by products from traditional and well-established power generation sources, such as engine-generators, the Company may face significant resistance from end-users to adopt a new and alternative power source technology. Fuel cell products for portable and mobile applications represent an emerging market. The Company does not know whether its targeted customers will purchase such products.

     ABILITY TO MEET PROJECTED DEMAND FOR THE COMPANY'S PRODUCTS. Locating and establishing new manufacturing facilities, if required, will place significant demands on the Company's managerial, technical, financial and other resources. The Company's business plan contemplates significant growth in sales and personnel which may place a strain upon its current management systems and resources, as well as obtaining capital. As of October 2000, the Company had fewer than 10 employees. In addition, the Company's business plan and anticipated product sales will require the Company to hire, train and manage additional employees and to establish or contract for production capacity. If the Company is unable to hire the skilled employees it needs or to establish its production capacity in a timely manner, it might be unable to fulfill orders for its products or meet its business plans. There can be no assurance that the Company will be able to effectively manage its anticipated growth.

     ABILITY TO COMPETE SUCCESSFULLY IN A HIGHLY COMPETITIVE MARKET. The development and marketing of fuel cells and fuel cell systems is extremely competitive. A number of firms throughout the world have established PEM and AFC fuel cell development programs. The Company competes directly with alternative energy and entrenched power-generation and power-storage technologies. Competitors range from development stage companies to major domestic and international companies. These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by the Company or that would render its products and technology obsolete or non-competitive in the marketplace. The Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company. There can be no assurance that the Company will be able to compete effectively with such companies. In addition, the Company expects that additional competition will develop, from both existing businesses in the energy industry and from new entrants.

     DEPENDENCE ON THIRD-PARTY MANUFACTURERS. Until such time as the Company has adequate capital resources and there is sufficient demand for its products, the Company will depend on third parties for the manufacture of its products. If manufacturers or suppliers are unable or unwilling to provide the materials and components to manufacture the Company's products on commercially reasonable terms, or at all, delays in identifying and contracting for alternative sources of manufacture or supply would adversely affect the ability to market the products.

     POSSIBLE FAILURE OF FIELD TESTS. The Company is currently field testing a golf cart product and plans to conduct additional field tests in the future. Problems and delays could be encountered during these field tests for a number of reasons, including the failure of the Company's technology or the technology of third parties, as well as the failure to maintain and service the prototypes properly. Any problem or perceived problem with the field tests or delays in the timely introduction of the products could materially harm the future reputation and impair market acceptance of, and demand for, the Company's products.

     THE COMPANY MAY BE FOUND LIABLE TO PAY A LARGE AMOUNT TO A FORMER DIRECTOR. The Company is currently a defendant in a litigation with a former director. See
Item 3 "Legal Proceedings" below. Plaintiff seeks in excess of CDN$315,000, plus costs. While the Company intends to vigorously defend such action, there can be no assurance that the Company will be found not liable for such damages. If found liable, there is no assurance that the Company could pay such an award.

     POSSIBLE LIABILITY FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS AND DIFFICULTIES IN PROTECTING THE COMPANY'S INTELLECTUAL PROPERTY. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products and product designs, or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company's products may be sold or licensed do not protect its products and related intellectual property rights to the same extent as the laws of Canada or the United States. The Company does not believe that any of its products infringe the proprietary rights of any third parties. From time to time, however, third parties may contest the Company's rights to use its intellectual property. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company.

     NEED FOR COMPATIBILITY WITH THE PRODUCTS OF THIRD-PARTY MANUFACTURERS OR POTENTIAL CUSTOMERS. The Company's success will depend in large part upon its ability to make its products compatible with the products of third-party manufacturers. The Company's products will be successful only if manufacturers redesign or modify their existing products to fully incorporate the Company's products and technologies. The Company's failure to make its products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate the Company's products would significantly impair or preclude its ability to sell its products.

     ACCIDENTS INVOLVING THE FLAMMABLE FUELS USED WITH THE PRODUCTS COULD IMPAIR THEIR MARKET ACCEPTANCE. The fuel cell products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While the Company's fuel cell products do not use these fuels in a combustion process, natural gas, propane and hydrogen are flammable fuels that could leak into a residence or commercial location and combust if ignited by another source. Since the Company's products have not yet gained widespread market acceptance, any accidents involving the Company's systems or other fuel cell-based products could materially impede demand for the products. In addition, the Company may be held responsible for damages beyond the scope of its insurance coverage, if any.

     THE COMPANY'S PRODUCTS MAY FROM TIME TO TIME CONTAIN DESIGN DEFECTS THAT ARE DIFFICULT TO DETECT AND CORRECT. Although the Company does not know of any existing design defects, there can be no assurance that defects or flaws will not be found in new products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such defects or flaws in a timely manner or at all. The occurrence of defects or flaws in the Company's products could result in loss of or delay in market acceptance of the Company's products, and correcting such defects or flaws could require significant expenditures by the Company. In addition, the failure of the Company's products to perform to customer expectations could give rise to warranty claims.

     DEPENDENCE ON ATTRACTING AND RETAINING KEY PERSONNEL. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company's growth and profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to attract or retain highly qualified personnel in the future. The Company does not currently maintain key person life insurance policies on any of its employees.

     RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. A substantial portion of the Company's revenues are expected to be realized in currencies other than Canadian dollars. The Company's operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's results of operations. In particular, the Company may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar and the Czech Republic koruna. In addition, the Company does intend to enter into any hedging or other similar agreements or arrangements to protect it against any of these currency risks. The Company may also be subject to tariff regulations and requirements for export licences, particularly with respect to certain technologies, unexpected changes in regulatory requirements, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

     POSSIBLE DIFFICULTIES BY UNITED STATES PERSONS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON THE COMPANY OR ITS DIRECTORS OF OFFICERS, OR TO REALIZE IN THE UNITED STATES UPON JUDGMENTS. The Company is an Ontario corporation with its principal place of business in Canada. All of its directors and officers are residents of Canada and all of the assets of such persons and of the Company are located outside the United States. US Persons should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its officers and directors predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or
(ii) would enforce, in original actions, liabilities against the Company or its officers and directors predicated upon the United States federal securities laws or any such state securities or blue sky laws.

     THE COMPANY HAS NEVER PAID DIVIDENDS AND IT DOES NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE. The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

     VOLATILE AND LIMITED MARKET FOR THE COMPANY'S COMMON SHARES. The Company's Common Shares are not actively traded. The bid and asked prices for the Common Shares in the pink sheets has fluctuated significantly. In the past two fiscal years, the Common Shares traded from a high of US$2.75 to a low of US$0.03 per share. The Common Shares are not presently publicly traded in Canada. While the Company anticipates that the Common Shares will become traded on the OTC Bulletin Board, no assurance can be given that broker-dealers will include the Common Shares for trading thereon or even if traded thereon that the activity and investor recognition will increase.

     APPLICATION OF THE SEC PENNY STOCK REGULATIONS AND RESTRICTIONS. The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exemptions based upon minimum assets or revenues. As of November 1, 2000, the closing bid and asked prices for the Common Shares were US$.71 and US$.74 per share. As a Penny Stock, the Company's Common Shares may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This Rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of US$1,000,000 or annual incomes exceeding US$200,000, or US$300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

     For any transaction involving a Penny Stock, unless exempt, the Rule requires delivery, prior to any transaction in a Penny Stock, of a disclosure schedule prepared by the SEC relating to the Penny Stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the Penny Stock held in the account and information on the limited market in penny stock.

ITEM 2. DESCRIPTION OF PROPERTY.

     AEI has leased an 1,850 square foot industrial unit located at 2175 Dunwin Drive, Mississauga, Ontario, Canada for a period of three years ending April 30, 2003, with an option to renew for an additional three years.

     Astris s.r.o. has leased premises in Benesov, Czech Republic. These facilities include about 325 sq. ft. of office space and about 1,100 sq. ft. of laboratory space with a chemistry lab, electrode lab, test lab, mechanical shop and assembly room. The lease is open-ended, requiring three months' notice to terminate and annual review for cost adjustment.

     The Company believes that these premises are suitable for its present requirements.


ITEM 3. LEGAL PROCEEDINGS.

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of CDN$315,000 he had advanced on behalf of the Company. Mr. Birkett had been the President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition was the binding obligation of Mr. Birkett and other then principals of the Company to advance funds to keep Astris Inc. operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5 million dollars. They never obtained the financing. Plaintiff seeks actual damages in excess of CDN$315,000, plus costs. The Company believes that Mr. Birkett's claim is without merit as the repayment obligation was linked to the obtaining of the financing, and the Company intends to continue to defend the action vigorously. Discovery has been substantially completed. Plaintiff has not requested a trial date. A final decision in favor of the plaintiff would have a material adverse affect on the Company's financial position. The Company has accrued CDN$315,000 in advances from related parties in the liabilities section of the Company's Balance Sheet included in the Consolidated Financial Statements.

ITEM 4.  CONTROL OF REGISTRANT.

     (a) Not applicable.

     (b) The following table lists, as of October 31, 2000, the beneficial share holdings in the Common Shares, which are the only outstanding voting securities of the Company, of (i) all persons who are known to the Company to beneficially own, directly or indirectly, ten percent or more of the issued and outstanding Common Shares, (ii) each of the Company's executive officers and directors of the Company; and (iii) all of the Company's executive officers and directors as a group:


                                             Amount and Nature        Percent
               Name                          of Beneficial Owner      of Class
               ----                          -------------------      --------

               Jiri K. Nor (1)               1,797,618                15.4%

               Gerald A. Crawford (2)        1,038,765                 8.9%

               Donald. A. Blenkarn             789,828                 6.7%

               Gordon T. Emerson (3)           200,000                 1.7%

               All executive officers and
               directors as a group          3,826,211                32.8%

(1) All shares are directly owned by Jiri K. Nor and his wife, Jana Nor. Does not include options for 250,000 Common Shares which are not presently exercisable, see Item 12.
(2) All shares are directly owned by Gerald A. Crawford and his wife, Gail Crawford.
(3) All shares are directly owned by Gordon T. Emerson and his wife, Barbara Emerson. Does not include options for 250,000 Common Shares which are not presently exercisable, see Item 12.

     (c)  None.

ITEM 5. NATURE OF TRADING MARKET.

     As of October 6, 2000, the Company had approximately 120 stockholders of record for its Common Shares and 12,137,784 Common Shares were issued and outstanding. The Company believes that there are a considerable number of beneficial holders of the Common Shares as a substantial number of Common Shares are held of record by principal depositories in Canada and the United States. The Common Shares were previously traded in Canada on the Canadian Dealing Network (CDN), but presently has an inactive listing on the CDN. The Company would seek to reactivate such listing once it meets the initial listing requirements of the CDN. The Common Shares are presently traded in the United States on the `pink sheets' dealer network under the symbol ASRF. The Company intends to seek to have the Common Shares traded on the OTC Bulletin Board. The quarterly highs and lows bid prices for the past two fiscal years as reported in the "pink sheets" are tabulated below:

     Quarter        High, US$/share     Low, US$/share
     -------------------------------------------------
     1998
     ----
     First          $0.44               $ 0.03
     Second          0.24                 0.10
     Third           0.21                 0.07
     Fourth          0.32                 0.08

     1999
     ----
     First           0.20                 0.08
     Second          0.34                 0.12
     Third           0.20                 0.01
     Fourth          0.08                 0.01

     2000
     ----
     First           2.75                 0.03
     Second          1.05                 0.38
     Third           1.25                 0.35
     Fourth (through
     October 31)     1.03                 0.35

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7, "Taxation".

     Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the Common Shares of the Company.

     The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

     As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

     A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

     An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians or Americans.

     The following investments by a non-Canadian are subject to review by Investment Canada:

     (a) all direct acquisitions of control of Canadian businesses with assets of CDN$5 million or more;

     (b) all indirect acquisitions of control of Canadian businesses with assets of CDN$50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c) all indirect acquisitions of control of Canadian businesses with assets of CDN$5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

     Review by Investment Canada is required when investments by Americans exceed CDN$150 million for direct acquisitions of control. For the purposes of the Act, direct acquisition of control means: a purchase of the voting interest on a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

     The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

     Direct or indirect acquisitions of control of these excluded businesses are reviewable at the CDN$5 and CDN$50 million thresholds.

     A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

     A non-Canadian or American making the following investments:
     (i) an investment to establish a new Canadian business; and
     (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act, must notify Investment Canada, within prescribed time limits, of such investments.

ITEM 7. TAXATION.

CANADIAN INCOME TAX CONSEQUENCES

     Management of the Company considers that the following discussion respecting taxation fairly describes the principal and material Canadian federal income tax consequences applicable to shareholders of the Company who are residents of the United States and are not residents of Canada and do not hold, and are deemed not to hold, Common Shares of the Company in connection with carrying on a business in Canada (a "non-resident").

     Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholdings tax on the gross amount of dividends paid to residents of the United States. A further 10% reduction in 1997 in the withholding tax rates on the gross amount of dividends is applicable when a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

     A non-resident who holds Common Shares of the Company as capital property will not subject to tax on capital gains realized on the disposition of such Shares unless such Shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. The Common Shares would be taxable Canadian property of a non-resident if, at any time during the five year period immediately preceding a disposition by the non-resident of such Shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident, (b) the person with whom the non-resident deal did not deal at arm's length, or (c) the non-resident and any person with whom the non-resident did not deal at arm's length.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the United States federal income tax consequences of the ownership and disposition of Common Shares of the Company. The discussion contained in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, judicial decisions and administrative pronouncements, all of which are subject to change. Any such changes may be applied retroactively in a manner that could result in federal income tax consequences different from those discussed below.

     This summary discusses only Common Shares of the Company held by a U.S. Holder (defined below) as a capital asset within the meaning of Section 1221 of the Code, and does not deal with special situations, such as those of banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or commodities, tax-exempt investors, holders whose functional currency is not the U.S. dollar, persons who hold Common Shares of the Company as a position in a straddle, as part of a synthetic security or hedge, as part of a conversion transaction or other integrated investment, or persons who are not U.S. Holders (as defined below). Further, the summary does not include any description of any alternative minimum tax consequences or any state, local or foreign tax consequences that may be applicable. This summary assumes that no U.S. Holder will own, directly or indirectly, Common Shares of the Company representing 10% or more of the voting power of the Company.

     HOLDERS OF COMMON SHARES OF THE COMPANY ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SUCH SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

     As used herein, a "U.S. Holder" means a beneficial owner of Common Shares of the Company who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions.

Dividends
---------

     Distributions with respect to the Common Shares (other than liquidating distributions and certain distributions in redemption of the Common Shares) which are paid out of current or accumulated earnings and profits, as calculated for United States federal income tax purposes, generally will constitute dividends taxable as ordinary income. To the extent the amount of any such distribution paid with respect to the Common Shares exceeds current and accumulated earnings and profits, as calculated for United States federal income tax purposes, such excess distribution will not constitute a dividend for United States federal income tax purposes, but will be treated first as a tax-free return of capital to the extent of the holder's adjusted tax basis in his Common Shares (with a corresponding reduction in such basis) and, to the extent the distribution exceeds such basis, as a capital gain.

Foreign Tax Credit
------------------

     A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his worldwide taxable income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Dispositions, Including Redemptions
-----------------------------------

     Any sale, exchange, redemption (except as discussed below) or other disposition of the Common Shares generally will result in taxable gain or loss equal to the difference between the amount received upon the sale, exchange, redemption or other disposition and the holder's adjusted tax basis in the Common Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Shares of the Company exceeds one year.

     In certain cases, a redemption of Common Shares may be treated as a dividend, rather than as a payment in exchange for the Shares of the Company. In such events, the redemption payment will be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for United States federal income tax purposes. The determination of whether the redemption will be treated as a dividend rather than as payment in exchange for the Common Shares of the Company will depend upon whether and to what extent the redemption reduces the holder's percentage stock ownership interest in the Company. A redemption will be treated as an exchange of stock that produces a capital gain if the redemption either (1) completely terminates the holder's interest in the Company under Section 302(b)(3) of the Code, (2) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code, or (3) is "not essentially equivalent to a dividend" under Section 302(b)(1) of the Code.

     A redemption will completely terminate the holder's interest in the Company as a result of the redemption if, as a result of the redemption, the holder no longer has any stock interest in the Company, directly or constructively after application of the attribution rules of Section 302(c) of the Code. A redemption will be "substantially disproportionate" with respect to the holder if (1) the ratio of the voting stock owned by the holder (including stock attributed to the holder under Section 302(c) of the Code) immediately after the redemption to all the voting stock of the Company is less than 80% of the same ratio for the voting stock owned by the holder immediately before the redemption, (2) there is a similar percentage reduction in the ownership by the holder of Common Shares of the Company, and (3) the holder owns less than 50% of the voting stock of the Company. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such shareholder has a reduction in his percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the holder is deemed, under the constructive ownership rules of Section 302(c) of the Code, to own any Common Shares in the Company owned by certain related persons and entities and any Common Shares which the holder or certain related persons and entities have an option to acquire. However, because of the ambiguities in applying the foregoing rules, holders should consult their tax advisors to determine whether a redemption of Common Shares will be treated as a dividend or as a payment in exchange for the Common Shares of the Company.

ITEM 8. SELECTED FINANCIAL DATA.

SELECTED FINANCIAL INFORMATION

     The following table sets forth, in Canadian dollars, selected historical information concerning the Company presented in accordance with CDN GAAP and is qualified by reference to the consolidated financial statements and notes thereto. See "Financial Statements."

--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
                As at nine     As at nine    December    As at        As at       As at        As at
                months         months        31, 1999    December     December    December     December
                ended          ended         or the      31, 1998     31, 1997    31, 1996     31, 1995
                September      September     Year then
                30, 2000       30, 1999      ended
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
                UNAUDITED      UNAUDITED                 RESTATED
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
Revenue            $19,613       $20,453        $1,669     $26,302      $23,315     $72,468      $0
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
Net Income         112,347       (46,545)      (60,916)   (118,410)     (89,568)   (1,055,819)  (216,286)
(Loss) for
Period
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
Net Income         .00           (.00)         (.01)      (.01)         (.01)      (.16)        (.03)
(Loss) per
Share
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
Total              263,807       151,550       147,662     165,379      136,550       172,136   799,980
Assets
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
Long Term          417,339       199,329       452,491     452,491      450,491       703,948   474,710
Obligations
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------
Cash                     -             -             -           -            -             -         -
Dividends
--------------- -------------- ------------- ----------- ------------ ----------- ------------ -----------

EXCHANGE RATES

     The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                                    ------------Year ended December 31,------------------------
--------------------- -------------- ----------- ---------- ----------- ---------- ------------
                       Nine months      1999       1998        1997       1996        1995
                      to September
                        30, 2000
--------------------- -------------- ----------- ---------- ----------- ---------- ------------
End of Period              .67          .68         .68        .72         .73         .73
--------------------- -------------- ----------- ---------- ----------- ---------- ------------
Average for Period         .68          .66         .71        .73         .73         .73
--------------------- -------------- ----------- ---------- ----------- ---------- ------------
High for Period            .70          .69         .73        .75         .75         .74
--------------------- -------------- ----------- ---------- ----------- ---------- ------------
Low for Period             .66          .63         .68        .71         .72         .71
--------------------- -------------- ----------- ---------- ----------- ---------- ------------

     On December 30, 1999, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.45 (CDN$1.00 = US$.68). As of November 9, 2000, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $1.55 (CDN$1.00 = US$.65)

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

MANAGEMENT DISCUSSION OF RESULTS

     This discussion and analysis of the operating results and the financial position of the Company should be read in conjunction with the financial statements and the notes thereto forming a part of this Registration Statement. In addition to historical information, the following discussion contains forward-looking statements that reflect the Company's plans, estimates, intentions, expectations and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section of Item 1.

     The accountant's report to the Company's audited financial statements notes that the Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

     From the Company's acquisition of Astris Inc. in 1995 and the change of the business to the development and possible commercialization of certain fuel cell technology, the Company has been greatly limited by a lack of funds to pursue fully the necessary research and development activities. Most of the research and development has been conducted by in the Czech Republic by Astris s.r.o, a 30% owned subsidiary. Recently, the Company has obtained a minor amount of funds which is it using to recommence the research and development activities in Canada and also to market certain ancillary products. As noted under "Liquidity and Capital Resources" herein, the future of the Company is dependent upon its ability to raise additional capital to fund the completion of the research and the development and the commencement of the commercialization of products based upon the fuel cell technology. Management is of the opinion that the Company should continue to exist and grow, based upon encouraging results of research and development to date and recent world-wide interest in fuel cell technology. With the advancement of this research and development program, the Company should be in a better position to pursue financing in the form of private placements of its Common Shares. Further funding could also be derived from sale of the balance of the EVI common stock.

RESULTS OF OPERATIONS

     In 1995, the Company acquired AI with the objective to commercialize the AI AFC technology and to raise US$5 million in financing. Unfortunately, such financing did not materialize which caused the activities of the Company to be seriously curtailed. However, as mentioned in Item 1, the research and development on electrode formulations and other aspects of fuel cell technology is continuing to be carried out at the Company's minority-owned subsidiary, Astris s.r.o. in the Czech Republic, albeit at reduced levels of activity as the Company was largely inactive from 1996 until October 1998. The Company has only recently produced and sold a limited number of prototype fuel cell products. Even should the products be well received commercially and additional financing is retained, the realization of significant revenues would take several years.

     In 1998, as a result of the non-exclusive licence of the Company to EVI, however, the Company acquired 200,000 shares of EVI common stock. See "Business of the Company--Research and Development" in Item 1. The sale of more than 85,000 of these EVI shares in the spring of 2000 has provided the cash resources necessary to finance the Company's current research and development project.

     The Company had small, insignificant sales of its small fuel cell products during 1999-2000. The agreement with the Macnor has not resulted in any sales revenue to date.

     The financial statements included in this application are stated in Canadian dollars.

     The Company has incurred operating losses during the last three fiscal years ended December 31. The net loss for 1999 was CDN$60,916 on revenues of CDN$1,669 and for 1998 was CDN$118,410 on revenues of CDN$26,302, which included the initial royalty payment of CDN$25,000 from EVI. Income from these periods has been derived from the Company's interest in the sale of small fuel cells and related products, which amounted to $1,669 in 1999. Throughout its history, the Company's expenses have varied based upon the amount of funds available to the Company. During this period Astris s.r.o. has basically self-funded through the sale of ancillary products and government and technical university contracts which did not result in licence fees to the Company.

     Operating expenses were approximately CDN$81,890 in 1999 and CDN$144,712 in 1998. Included in operating expenses are costs associated with subcontracts of CDN$52,087 in 1999 and CDN$79,534 in 1998, most of which was to Astris s.r.o. for performance of research services for the Company.

     The 1998 financial statements were restated to record the value of the EVI common stock received upon the sale and licensing arrangement at the value of the assets transferred to EVI, and not at the market price of the EVI shares as there were restrictions on the sale of such shares by the Company.

     The Company's net earnings were CDN$112,347 for the nine-months ended September 30, 2000 as compared to a net loss of CDN$46,545 for the same period in 1999. The rise in earnings can be directly attributed to a gain of CDN$373,336 on the sale of shares of EVI held by the Company. Revenue from the sale of the Company's products decreased over the same period, from CDN$20,453 at September 30, 1999 to CDN$19,613 at September 30, 2000. Due to a rise in available capital, expenditures for the Company also rose, to CDN$280,602, as compared to CDN$66,998 for the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has been hindered by a lack of capital. Its recent source of capital has been the sale of EVI Common Stock. Between February 2000 and April 2000, the Company sold 85,900 shares and received net proceeds of US$250,217.

     As the Company's current development project moves forward through the year 2000 and into 2001, it is anticipated that the Company's progress should stimulate interest in the Company that will be reflected in increased market activity and rising share prices, dependent upon general market conditions. The Company will seek to enter into private placements, strategic partnerships and joint ventures, in order to raise capital to finance the on-going development and commercialization of its fuel cell technology. The Company does not have any present agreement to enter into any private placements, strategic partnerships or joint ventures. In addition, there is no assurance that the Company will be able to find or enter into any private placements, strategic partnerships or joint ventures on terms acceptable to the Company or not highly dilutive to shareholders.

     Assuming the successful demonstration of the Company's fuel cell-powered golf car, the Company would then seek to obtain the necessary financing to establish a pilot production facility for the manufacture of a total of 2,000 kilowatt per year of fuel cell systems in various sizes up to three or four kilowatts each, for testing in a variety of both stationary and mobile applications. It is estimated this stage will require approximately CDN$10 million over the next three years.

     In anticipation and preparation for these developments, the Company is attempting to identify potential strategic partners who can be approached. Factors to be considered in selecting strategic partners are:

     - natural linking of each-other's products (e.g. golf cart manufacturers, cart motor manufacturers, etc.)

     - adequate funding capabilities

     - ability to understand the Company's research and development activities

     - compatible business philosophies

     The Company currently owns 114,100 shares of EVI Common Stock of which 100,000 shares are "restricted securities" under Rule 144 of the Securities Act of 1933. The net proceeds from the future sale of these shares will provide additional liquidity.

     The Company has been approached by major financial institutions that are active in arranging private and public financing for the fuel cell industry. The Company also is in the early stages of establishing a strategic partnership with a manufacturer of related products.

ITEM 10. DIRECTORS AND OFFICERS OF THE COMPANY.

     The Board of Directors may consist of from three to ten members, and is currently comprised of four members. Each director is elected by the shareholders to serve until the next annual meeting or until a successor is elected or appointed. The following table sets forth the name, address, age, office held with the Company and the period during which such person has served as a director and executive officer.

Name                     Age       Office Held                   Director Since
----                     ---       -----------                   --------------

Jiri K. Nor              60        President, Chief Executive         1996
                                   Officer and Director

Gerald A. Crawford (1)   66        Director                           1996

Donald A. Blenkarn (1)   69        Secretary and Director             1995

Gordon T. Emerson        62        Treasurer, Chief Financial         1999
                                   Officer and Director

Notes:

(1) Members of the Company's Audit Committee.

Jiri K. Nor has been a Director and the President of the Company since March 1996. He is a trained engineer, with particular expertise in mechanics, aeronautics, electronics and electrochemistry. He is the principal developer of the Company's fuel cell technology. For more than the past five years, Mr. Nor has also been President and CEO of the Company and Astris s.r.o., and also the President and sole stockholder of Macnor Corp. For more than five years until

August 1997, he was Vice President, Research of Norvik Technologies and Norvik Traction, companies in the business of developing fast battery chargers.

Gerald A. Crawford has been a Director of the Company since March 1996, and has been associated with Astris Inc. since 1987 in marketing and public relations areas. He is a trained metallurgical engineer, having been associated with various companies from 1960 to 1987, and since 1989 has been a self-employed consultant primarily in the area of metallurgical engineering environmental matters to the nickel industry, providing services to corporate clients, including Astris, for the past 10 years.

Donald A. Blenkarn has been a Director and Secretary of the Company since October 1995. For over five years, he has been Managing Director of Timagami Financial Services Ltd., located in Mississauga, Canada. From 1972 to 1993, he was a Progressive Conservative Party Member of Parliament and from 1984 to 1991, he was the Chair of the House of Commons Finance Committee, and Vice-Chair from 1991 to 1993. Mr. Blenkarn practiced law from 1952 to 1983 with the firm of Blenkarn, Kerr and Shadlock, Mississauga, Ontario

Gordon T. Emerson has been a Director of the Company since 1999 and its Treasurer and Chief Financial Officer since April 2000. During his career, Mr. Emerson has raised capital for a number of Canadian companies, including Spar Aerospace, Corona Mining and Morgan Hydrocarbons. For more than the past five years he has been a consultant to public companies in Canada with respect to capital structure and financing transactions.

ITEM 11. COMPENSATION FOR DIRECTORS AND OFFICERS

     (a) For the two fiscal years ended December 31, 1999, the Company did not pay any cash compensation to its executive officers, although for 1998 and 1999, CDN$90,000 was expensed for Jiri K. Nor and CDN$36,000 for Gerald A. Crawford for consulting fees. In June 2000, the Company issued Common Shares for these accrued consulting fees at the rate of CDN$0.25 per Common Share.

                         Number of
     Officer/Director    Common Shares         Liabilities
     ----------------    -------------         -----------

     J. Nor               434,980            CDN$108,745 (1)
     D. Blenkarn          327,108                 81,777 (2)
     G. Emerson           200,000                 50,000 (3)
     G. Crawford          139,643                 34,910 (4)
                          -------                 ------
                        1,101,731 (5)        CDN$275,432

     (1) For Consulting (CDN$90,000 - 360,000 shares), cash advances (CDN$5,500
- 22,000 shares) and expense reimbursement (CDN$13,245 - 52,980 shares).
     (2) For Consulting (CDN$30,215 - 120,863 shares), cash advances (CDN$30,357
- 121,429) and expense reimbursement (CDN$21,204 - 84,816 shares).
     (3) For Consulting (CDN$50,000).

     (4) For Consulting (CDN$25,787 - 103,148), cash advances (CDN$2,500 - 10,000 shares) and expense reimbursement (CDN$6,623 - 26,495).
     (5) An additional payment was made to Richard S. Clewes, a former director who is now deceased (208,347 shares).

     For the 2000 fiscal year, the Company will pay compensation of CDN$102,000. Mr. Nor will receive CDN$72,000 and Mr. Emerson will receive CDN$30,000. In addition, the Company may issue Common Shares at market value in lieu of cash to its executive officers for services rendered to the Company.

     The Company does not have any employment agreement with any executive officer. See Item 12 for information regarding options granted to two executive officers.

     There does not currently exist any compensation arrangement for any of the directors.

     (b) The Company does not have any pension, retirement or similar plan for its executive officers or directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     In June 2000, the Company's stockholders adopted the 2000 Stock Option Plan (the "Plan"), pursuant to which options may be granted to purchase 1,000,000 Common Shares. The purpose of the Plan is to advance the interests of the Company by affording its officers, directors, employees and consultants the opportunity of acquiring equity interests in the Company. These Options will have an exercise price of not less than the market price of the Common Shares at the time or if there is not public market price at the fair market value as determined by the Board of Directors on the day preceding the date of grant, and will be exercisable over a number of years specified at the time of the grant, which term will not exceed five years from the date of grant.

     At November 1, 2000, options for the purchase of an aggregate of 675,000 Common Shares had been granted under the Plan to employees of the Company, including options for 500,000 Common Shares to two executive officers, at exercise prices ranging from CDN$0.25 to CDN$0.50 per share.

     On March 8, 2000, Jiri K. Nor and Gordon T. Emerson, both directors and executive officers, were each granted options to purchase 250,000 Common Shares exercisable for five years at an exercise price CDN$0.25 per Share. The options to Mr. Nor are conditioned upon him completing the current golf cart project by March 31, 2001 and the options to Mr. Emerson are conditioned on arranging a private placement for the Company to net the treasury US$1,000,000 by April 1, 2001.

     In October 1998, in connection with the entry into the Licence Agreement with EVI, the Company granted an option to EVI for the purchase of 1,000,000 Common Shares at an exercise price of US$.30 per share, expiring in October 2003.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     As of June 2000, the Company has issued a total of 784,011 shares of its Common Stock to the current officers and directors of the Company related to compensation. See Item 11.

     As of September 13, 1999, the Company entered into a royalty arrangement with Macnor Corporation, an Ontario corporation ("Macnor"), which is wholly-owned by Jiri K. Nor, President, Chief Executive Officer and Director of the Company. This arrangement calls for the sale by Macnor of certain fuel cell products developed and manufactured by Astris s.r.o. (small fuel cells) through a website and mail order opened and operated by Macnor. Macnor is to pay an annual royalty equal to five (5%) percent from all sales of such goods, based upon gross revenues. No royalty was paid for fiscal 1999 and the agreement with the Macnor has not resulted in any sales revenue to date.

     Macnor Corporation also owns 70% of Astris s.r.o., which presently conducts a substantial portion of the research and development of the Company. The Company owns the remaining 30% of Astris s.r.o.

     As discussed in Item 1, the Company has licensed on a non-exclusive basis, its fuel cell technology to Astris s.r.o. and EVI.

     As at December 31, 1999 and 1998, the Company owed CDN$37,204 in principal and CDN$12,400 in accrued interest only up to December 31, 1998 to Timagami Financial Services ("Timagami") as per an agreement. This advance is unsecured and bore interest at 12% per annum until December 31, 1998, and thereafter has been non-interest bearing. There are no specific repayment terms and Timagami has orally agreed that these amounts will not be requested for repayment prior to July 7, 2001. Donald A. Blenkarn, a Director and Secretary of the Company, is Managing Director of Timagami.

     As at December 31, 1999, 1998 and 1997, the Company owed CDN$100,000 in principal and CDN$42,000 of accrued interest to Mr. Blenkarn (CDN$40,000), Mr. Crawford (CDN$20,000) and Mr. Nor (CDN$40,000), as payment for advances made by them to the Company. The amount owed is secured and bears interest at 12% per annum. Messrs. Blenkarn, Crawford and Nor have agreed that they will not demand repayment of the principal and interest until after July 7, 2001. The amount owed is collateralized by a lien on all of the assets and business of AI.

     At December 31, 1999 and 1998, CDN$50,637 was owed to Astris s.r.o., a company in which the Company has a 30% interest, for sub-contracted research services. This liability was settled by issuance of the Company's capital stock in the year 2000.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED. CAPITAL STOCK TO BE REGISTERED.

     The Company wishes to register Common Shares in the capital of the Company. The Company has authorized 60,000,000 Common Shares and 10,000,000 Preferred Shares. At October 31, 2000, there were outstanding 12,133,784 Common Shares and no Preferred Shares.

     The Common Shares carry a voting right on the basis of one vote per share, and holders of Common Shares have the right to attend and vote at all meetings except meetings at which only holders of a specified class of shares (other than the Common Shares) are entitled to vote. The holders of the Common Shares would receive dividends as declared by the Board of Directors, subject to any rights of holders of the Preferred Shares, and subject to the rights of the holders of any other class of shares of the Company would receive, pari passu, with the holders of the other classes of shares, the remaining property of the Company on dissolution. The Common Shares are not liable to further calls or to assessment by the Company.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

     Not Applicable.

ITEM 16. CHANGE IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES.

     Not Applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS.

     See Item 19 below for Financial Statements filed as part of this Application.

ITEM 18. FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following documents are filed as Attachment A hereto and are included as part of this Amendment Number 1 to Form 20-F.

ASTRIS ENERGI INC. CONSOLIDATED FINANCIAL STATEMENTS

Description of Document
Auditors Report
Consolidated Balance Sheets for nine month period ended September 30, 2000 and for the years ended December 31, 1997, 1998 and 1999.
Consolidated Statement of Earning and Loss for nine month period ended September 30, 2000 and for the years ended December 31, 1997, 1998 and 1999. Consolidated Statement of Cash Flow for nine month period ended
September 30, 2000 and for the years ended December 31, 1997, 1998 and 1999. Notes to Consolidated Financial Statements

     (b) The following exhibits are filed as Attachment B hereto and are included as part of this Amendment Number 1 to Form 20-F.

3.1* Memorandum of Association of Kayty Exploration Ltd., filed March 18, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.2* Articles of Association of Kayty Exploration Ltd., filed March 18, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.3* Certificate amending the Memorandum of Association of Kayty Exploration
     Ltd., filed July 9, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.4* Certificate amending the Memorandum of Association of Kayty Exploration
     Ltd., filed November 6, 1981 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.5* Certificate amending the Memorandum of Association of Kayty Exploration
     Ltd., filed March 11, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.6* Certificate amending the Memorandum of Association of Kayty Exploration
     Ltd., filed August 9, 1982 with the Province of Alberta Office of Consumer and Corporate Affairs.

3.7* Articles of Continuance for Kayty Exploration Ltd., filed September 22,
     1987 with the Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.8* Articles of Amendment for Kayty Inc., filed December 7, 1994 with the
     Ministry of Consumer and Commercial Relations, Province of Ontario, Canada.

3.9* Articles of Amendment for WLD Inc., filed July 4, 1995 with the Ministry of
     Consumer and Commercial Relations, Province of Ontario, Canada.

3.10* By-Laws of Astris Energi Inc., dated April 12, 1996.

4.*  Astris Energi Inc. Stock Option Plan, dated June 2000.

10.1* Licence Agreement between Astris Energi Inc. and Energy Ventures Inc.
     (Canada) dated October 22, 1998.

10.2* Debenture by Astris Energi Inc and Astris Inc. to and in favor of Energy
     Ventures Inc. (Canada) dated October 22, 1998.

10.3* Equipment Lease between Astris Energi Inc. and Astris Inc. and Energy
     Ventures Inc. (Canada) dated October 22, 1998.

10.4* Licence Agreement with Macnor Corp. dated October 1, 1999.

10.5* Lease for property located at 2175 Dunwin Drive, Unit 6, Mississauga,
     Ontario, between 789542 Ontario Limited and Astris Energi Inc., dated April 14, 2000.

10.6* Licence Agreement, between Astris Inc. and Astris s.r.o., dated January
     30, 1995.

10.7* Grant of Options by Astris Energi Inc. to Energy Ventures Inc., dated
     October 22, 1998.

10.8** Agreement between Astris Energi Inc. and Fuelcellstore.com, Inc., dated
     October 12, 2000.

10.9** Assignment Agreement between Josef Soltys and Astris Inc. for Canadian
     Patent #1,295,679, for QUICKCELL, dated November 15, 1995.

21.* Subsidiaries of the registrant.

------
*    Previously filed
**   Filed with this Amendment

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ASTRIS ENERGI INC.


                                        By: /s/ Jiri K. Nor
                                           -------------------------------
                                           President and Chief Executive Officer
                                        Date: November 29, 2000
                                              -----------------

                                             ASTRIS ENERGI INC.
                                             CONSOLIDATED FINANCIAL
                                             STATEMENTS
                                             (Unaudited)
                                             (Canadian Dollars)
                                             September 30, 2000

ASTRIS ENERGI INC.
CONSOLIDATED BALANCE SHEET
(Unaudited)
September 30,                                            2000           1999
-------------------------------------------------  --------------  -------------
ASSETS
Current
  Cash                                                $   143,952   $     7,527
  Receivables                                              40,379        44,025
  Prepaids                                                 20,916
                                                      -----------   -----------
                                                          205,247        51,552

Long term investments                                      52,000        99,998

Property and equipment, net                                 6,560
                                                      -----------   -----------
                                                      $   263,807   $   151,550
                                                      -----------   -----------
LIABILITIES
Current
  Payables and accruals                               $   219,974   $   804,050
  GST payable                                              31,724
                                                      -----------   -----------
                                                          251,698       804,050

Advances from related parties                             417,339       199,329
                                                      -----------   -----------
                                                          669,037     1,003,379
                                                      -----------   -----------
SHAREHOLDERS' DEFICIT
Share capital                                           1,435,298     1,086,676
Deficit                                                (1,840,528)   (1,938,505)
                                                      -----------   -----------
                                                         (405,230)     (851,829)
                                                      -----------   -----------
                                                      $   263,807   $   151,550
                                                      ===========   ===========

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
(Unaudited)
Nine months ended September 30,                         2000            1999
-------------------------------------------------  --------------  -------------
REVENUE
  Sundry                                              $    19,613   $    20,453
  Gain on sale of long term investment                    373,336
                                                      -----------   -----------
                                                          392,949        20,453
EXPENSES
  General and administrative                              235,781        13,583
  Professional fees                                        44,821        53,415
                                                      -----------   -----------
                                                          280,602        66,998
                                                      -----------   -----------

NET EARNINGS (LOSS)                                   $   112,347   $   (46,545)
                                                      -----------   -----------

Deficit, beginning of period                          $(1,952,875)  $(1,891,960)

Net earnings (loss)                                       112,347       (46,545)
                                                      -----------   -----------

Deficit, end of period                                $(1,840,528)  $(1,938,505)
                                                      ===========   ===========

ASTRIS ENERGI INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
Nine months ended September 30,                          2000           1999
-------------------------------------------------  --------------  -------------
OPERATING
  Net earnings (loss) for the period                  $   112,347   $   (46,545)
  Gain on sale of long term investment                   (373,336)
  Net change in non-cash operating working
    capital (see below)                                  (303,800)      313,881
                                                      -----------   -----------
                                                         (564,789)      267,336
                                                      -----------   -----------
INVESTING
  Proceeds from sale of long term investment              421,334
  Purchase of property and equipment                       (6,560)
                                                      -----------   -----------
                                                          414,774
                                                      -----------   -----------
FINANCING
  Issuance of capital stock                               348,622
  Decrease in amounts due to related parties              (59,509)     (277,519)
                                                      -----------   -----------
                                                          289,113      (277,519)
                                                      -----------   -----------

Net increase in cash during the period                    139,098       (10,183)

Cash, beginning of period                                   4,854        17,710
                                                      -----------   -----------
Cash, end of period                                   $   143,952   $     7,527
                                                      -----------   -----------

NET CHANGE IN NON-CASH OPERATING WORKING
CAPITAL

  Receivables                                         $     2,431   $     3,646
  Prepaids                                                (20,916)
  Payables and accruals                                  (285,315)      310,235
                                                      -----------   -----------
                                                      $  (303,800)  $   313,881
                                                      ===========   ===========

                                             ASTRIS ENERGI INC.
                                             CONSOLIDATED FINANCIAL STATEMENTS
                                             (Canadian Dollars)
                                             December 31, 1999, 1998 and 1997

CONTENTS


                                                                            PAGE
                                                                            ----

Auditor's Report                                                               1

Consolidated Balance Sheets                                                    2

Consolidated Statements of Loss and Deficit                                    3

Consolidated Statements of Cash Flows                                          4

Notes to the Consolidated Financial Statements                              5-11

AUDITOR'S REPORT

To the Shareholders of
Astris Energi Inc.

I have audited the consolidated balance sheets of Astris Energi Inc. as at December 31, 1999, 1998 and 1997 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999, 1998 and 1997 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

My previous auditor's report for 1999 and 1998 dated May 8, 2000 has been withdrawn and the balance sheet and notes have been restated to reflect Securities and Exchange Commission requirements.

My previous auditor's report for 1998 and 1997 dated June 11, 1999 has been withdrawn and the value of the long term investment has been restated to conform to net realizable value and the statement of cash flows and the notes have been restated to reflect Securities and Exchange Commission requirements.

All figures are in Canadian dollars.


Oakville, Canada
May 8, 2000                                                 Chartered Accountant
(Except for the balance sheet, cash flows statement and notes to the financial statements which are as at October 20, 2000).

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars)                                       Restated
December 31                                   1999           1998          1997
--------------------------------------------------------------------------------

ASSETS
Current
     Cash                               $    4,854     $   17,710     $   1,612
     Receivables                            42,810         47,671        34,940
     Marketable security (Note 3)           49,999
                                        ----------     ----------     ---------
                                            97,663         65,381        36,552

Long term investment (Note 3)               49,999         99,998
Capital assets (Note   )                                                 99,998
                                        ----------     ----------     ---------
                                        $  147,662     $  165,379     $ 136,550
                                        ----------     ----------     ---------

--------------------------------------------------------------------------------

LIABILITIES
Current
     Payables and accruals (Note 5)     $  494,203     $  446,143     $ 348,575
     GST payable                            42,810         47,671
     Notes payable (Note 4)                 24,357         24,357        24,357
                                        ----------     ----------     ---------
                                           561,370        518,171       372,932

Advances from related parties (Note 5)     452,491        452,491       450,491
                                        ----------     ----------     ---------
                                         1,013,861        970,662       823,423
                                        ----------     ----------     ---------
SHAREHOLDERS' DEFICIENCY
Share capital (Note 7)                   1,086,676      1,086,676     1,086,676
Deficit                                 (1,952,875)     (1891,959)   (1,773,549)
                                        ----------     ----------     ---------
                                          (866,199)      (805,283)     (686,873)
                                        ----------     ----------     ---------

                                        $  147,662     $  165,379     $ 136,550
                                        ----------     ----------     ---------
--------------------------------------------------------------------------------

Basis of presentation (Note 1)
Contingency (Note 9)


Approved on behalf of the Board:


/s/ Gordon T. Emerson                        /s/ Jiri K. Nor
----------------------------------           ----------------------------------
Director                                     Director


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Canadian dollars)                                       Restated
Years ended December 31                       1999           1998          1997
--------------------------------------------------------------------------------

REVENUE
     Sales                             $     1,669    $    26,302   $    23,315
     Investment tax credit (Note 6)         19,305
                                       -----------    -----------   -----------
                                            20,974         26,302        23,315
                                       -----------    -----------   -----------
EXPENSES
     Subcontract (Note 5)                   52,087         79,534        36,000
     General and administrative              7,343         35,511        15,760
     Professional fees                      10,325          9,895         9,019
     Interest (Note 5)                      12,135         19,772        18,700
     Depreciation                                                        33,404
                                       -----------    -----------   -----------
                                            81,890        144,712       112,883
                                       -----------    -----------   -----------

Net loss for the year                      (60,916)      (118,410)      (89,568)

Deficit, beginning of year              (1,891,959)    (1,773,549)    1,683,981)
                                       -----------    -----------   -----------
Deficit, end of year                   $(1,952,875)   $(1,891,959)  $(1,773,549)
                                       -----------    -----------   -----------
Loss per common share (Note 7)         $    (0.006)   $    (0.010)  $    (0.008)
                                       -----------    -----------   -----------
--------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.

---------------------------------------------------------------------------------------------
ASTRIS ENERGI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian dollars)                                                      Restated     Restated
Years ended December 31                                      1999           1998         1997
---------------------------------------------------------------------------------------------

OPERATING
Net loss for the year                                  $  (60,916)    $ (118,410)   $ (89,568)
                                                                                       32,619
Depreciation
Net change in non-cash operating working capital
     balances related to operations (Note 8)               48,060        132,508      308,104
                                                       ----------     ----------    ---------
                                                          (12,856)        14,098      251,155
                                                       ----------     ----------    ---------
FINANCING
Advances from related parties                                              2,000     (253,457)
Issuance of common shares                                                               3,395
                                                       ----------     ----------    ---------
                                                                           2,000     (250,062)
                                                       ----------     ----------    ---------
Net (decrease) increase in cash during the year           (12,856)        16,098        1,093

Cash, beginning of year                                    17,710          1,612          519
                                                       ----------     ----------    ---------

Cash, end of year                                      $    4,854     $   17,710    $   1,612
                                                       ----------     ----------    ---------
---------------------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------
1.   BASIS OF PRESENTATION

These consolidated financial statements reflect the accounts of Astris Energi Inc. (the "Company") and its wholly-owned subsidiary, Astris Inc., which was acquired on December 31, 1995. The Company is dedicated to the research and development of alternative energy sources. The Company has incurred several years of losses and as at December 31, 1999 has a shareholders' deficiency of approximately $866,000.

The consolidated 1999, 1998 and 1997 financial statements have been prepared in accordance with accounting principles generally accepted in Canada on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from their own resources or from third parties, the successful commercialization of one or more of the Company's research projects and the Company attaining profitable operations.

The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

The financial statements also conform to U.S. generally accepted accounting principles and no reconciliation between Canadian and U.S. generally accepted accounting principles is required.

--------------------------------------------------------------------------------
2.   SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognized at point of sale when goods are shipped and title passes. In cases where consulting services are provided, revenue is recognized upon completion of the service provision.

DEVELOPMENT COSTS AND SCIENTIFIC RESEARCH

All costs relating to scientific research, development and product evaluation are expensed as incurred. Investment tax credits and government grants received toward these costs are netted against the related expenses.

INCOME TAXES

The Company follows the liability method of income tax allocation in that income taxes are accounted for in the accounts only when the Company determines that it has an external tax liability in any year.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

FINANCIAL INSTRUMENTS

The fair value of financial instruments contained in these consolidated financial statements approximates book value unless otherwise indicated.

The financial risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

LOSS PER SHARE

Basic loss per share is calculated on the weighted average number of shares outstanding during the year.

--------------------------------------------------------------------------------

3.   LONG TERM INVESTMENT

During 1998, all capital assets were sold to a public company (Energy Ventures Inc.) in return for 200,000 shares of that company. As there was not an active market for the shares of the public company, the shares were valued at an amount equivalent to the net book value of the capital assets. There is a legend on the share certificates restricting sale of the share for a period of one year from October 1998 and one-half the shares for a further year from October 1999, by reason of Rule 144 under the Securities Act. The shares which can be sold are disclosed as a marketable security. The market value of these shares at December 31, 1999 is approximately $750,000.

The value of the shares was corrected from the original valuation of $694,485 on previously issued financial statements. As a result, the gain previously recorded at $595,487 has been reduced to nil.

The per share effect of this writedown is $0.056 per share.

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
---------------------------------------------------------------------------------------------
ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
Years ended December 31
---------------------------------------------------------------------------------------------
4.   CAPITAL ASSETS                                               Accumulated
                                                         Cost     Depreciation  Net Book Value
                                                         ----     ------------  --------------
Equipment                                              $  133,096     $   51,098    $   81,998
Furniture and fixtures                                     30,000         12,000        18,000
                                                       ----------     ----------    ----------

                                                       $  163,096     $   63,098    $   99,998
                                                       ----------     ----------    ----------
---------------------------------------------------------------------------------------------
5.   NOTES PAYABLE

Notes payable are held by three shareholders and are due on demand, unsecured and interest free.

---------------------------------------------------------------------------------------------
6.   ADVANCES FROM RELATED PARTIES

The following amounts have been advanced from related parties:

                                                           1999           1998         1997
                                                           ----           ----         ----
Due to a shareholder                                   $  315,287     $  315,287   $  315,287
Due to Timagami Financial  Services,  a company
controlled by a director and officer                       37,204         37,204       35,204
Debenture due to shareholders                             100,000        100,000      100,000
                                                       ----------     ----------   ----------
                                                       $  452,491     $  452,491   $  450,491
                                                       ----------     ----------   ----------
DUE TO A SHAREHOLDER

With respect to the amount due to a shareholder, the amount has arisen primarily as a result of the recognition of amounts subject to reimbursement to the shareholder for expenses incurred on behalf of the Company. These amounts are to be reimbursed only if external financing amounting to $5,000,000 (U.S.) has been raised by the shareholder (see Note 10).

DUE TO TIMAGAMI FINANCIAL SERVICES

These advances are unsecured and bear interest at 12% per annum to December 31, 1998 only. Unpaid interest is accrued to December 31, 1998, totalling approximately $12,400 and is included in payables and acruals. These amounts are shown as long-term liabilities as there are no specific terms and repayment and the holders of the debts have indicated that these amounts will not be requested for repayment prior to July 7, 2001.

---------------------------------------------------------------------------------------------

ASTRIS ENERGI INC.
--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

6.   ADVANCES FROM RELATED PARTIES (CONT'D)

DEBENTURE DUE TO SHAREHOLDERS

The debenture due to shareholders is secured and bears interest at 12% per annum. Unpaid interest is accrued to December 31, 1999, totalling approximately $42,000 is included in payables and accruals. Although the Company is in technical default of its debenture agreement as a result of the interest payments being in arrears, there are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after July 7, 2001. Accordingly, the amount payable under the debenture has been classified as a long-term liability. The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

PAYABLES AND ACCRUALS

In prior years certain research services had been subcontracted resulting in a total of $50,637 being due to Astris S.R.O., a company in which the Company has a 30% ownership interest; the remaining 70% is owned by a company owned by a shareholder of the Company (Macnor Inc.). The Company's 30% interest in the loss of Astris S.R.O. has been applied to its investment. This investment is being accounted for on the equity basis. As the Company's share of losses are in excess of the original investment, the investment has been previously written off to nil.

In addition, payables include the following amounts:

- $25,787 owing to Crawford Associates, owned by a shareholder for consulting fees (1998 - $25,787; 1997 - $12,000).
- $90,000 owing to Jiri Nor, a shareholder, for consulting fees (1998 - $90,000; 1997 - $24,000)
- $ Nil owing to Norvik Inc., a company owned by a shareholder, for expenses and consulting fees (1998 - $12,587; 1997 - $18,592).

During 1999, the following amounts were expensed as consulting fees to shareholders:
          J. Nor                      $  Nil (1998 - $66,000; 1997 - $24,000)
          G. Crawford                 $  Nil (1998 - $12,000; 1997 - $24,000)
          D. Clewes                   $  52,087 (1998 - Nil; 1997 - Nil)

During 1999, the following amounts were expensed as interest to shareholders:

          J. Nor                      $  4,800 (1998 - $4,800; 1997 - $5,100)
          D. Blenkarn                 $  4,800 (1998 - $4,800; 1997 - $5,100)
          G. Crawford                 $  2,400 (1998 - $2,400; 1997 - $2,500)
          Timagami Financial Services $  Nil (1998 - $6,400; 1997 - $6,000)

During the year the Company signed an agreement with a company owned by one of the shareholders (Macnor Inc.) under which Macnor would open a website for Astris and market some of Astris' products. Astris will receive 5% of any recorded sales. As no such sales have occurred in years ended December 31, 1997, 1998 and 1999, there has been no recording of these revenues and related costs in the Company's accounts.

--------------------------------------------------------------------------------

ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

6.   ADVANCES FROM RELATED PARTIES (CONT'D)

The following transactions were accounted for in the applicable years with related parties:

                           Consulting       Cash     Reimbursement
            Interest          Fees        Advances     of expenses      Total
            --------          ----        --------     -----------      -----

1996       $   6,000                     $  19,357                   $   25,357
1997          18,700       $  36,840        17,000     $   21,303        98,843
1998          19,445          78,947         2,000          5,840       106,232
           ---------       ---------     ---------     ----------    ----------
           $  44,145       $ 115,787     $  38,357     $   27,143    $  225,432
           ---------       ---------     ---------     ----------    ----------

7.   INCOME TAXES

The Company has refundable investment tax credits of approximately $5,100 relating to expenditures on scientific research and tax loss carryforwards of approximately $2,018,000. If unused, the tax losses will expire as follows:

                2006             $   61,000
                2004             $   34,000
                2003             $1,856,000
                2002             $   67,000

The potential income tax benefits arising from these investment tax credits and loss carryforwards have not been reflected in these consolidated financial statements. The Company will determine its income tax on the liability method when it is in a taxable position.

During 1999, the Company received an investment tax credit refund which is included in revenue and is related to the expenditures on scientific research.

--------------------------------------------------------------------------------

ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

8.   SHARE CAPITAL

Share capital consists of the following:

AUTHORIZED:
60,000,000 common shares
10,000,000 preferred shares

ISSUED AND OUTSTANDING:                                      Common Shares

                                                            #             $
                                                      -----------    -----------
Issued as at December 31, 1996                          6,045,000        496,552
To be issued as at December 31, 1996                      455,000         37,375
                                                      -----------    -----------
                                                        6,500,000        533,927

June 30, 1997       - Issued for cash on
                      exercise of warrants              3,220,000          3,220

September 30, 1997  - Issued for cash on
                      exercise of warrants                174,850            175

Value of warrants exercised                                              175,000

October 14, 1997    - Issued in exchange for
                      outstanding liabilities             748,706        374,354
                                                      -----------    -----------
                                                       10,643,556      1,086,676

From January 1, 1998 through December 31, 1999 the Company had issued 10,188,556 common shares. However, 455,000 common shares are to be issued to the shareholders of a predecessor company. These shareholders will be issued common shares in the Company if and when they present their share certificates in the predecessor company to the registrar.

The loss per share calculations have been based on 8,310,000 issued and outstanding common shares for 1997 and 10,643,556 issued and outstanding common shares for 1998 and 1999.

During 1998, an option was granted to the public company which purchased the capital assets (see Note 3), to purchase 1,000,000 common shares of the Company at $.30 (U.S.) per share. The option will expire October 22, 2003.

No preferred shares have been issued.

--------------------------------------------------------------------------------

ASTRIS ENERGI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Canadian dollars)
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

9.   CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash operating working capital balances consists of the following:

                                            1999          1998            1997
                                            ----          ----            ----

Decrease (increase) in receivables      $    4,861     $  (12,731)    $    4,060

Increase in payables and accruals           48,060         97,568        299,044
(Decrease) increase in GST payable          (4,861)        47,671
Increase in notes payable                                                  5,000
                                        ----------     ----------     ----------

                                        $   48,060     $  132,508     $  308,104

--------------------------------------------------------------------------------

10.  CONTINGENCY

During 1999 a shareholder initiated legal claim against the Company for repayment of advances and expenses in the amount of $315,287. Management feels this advance is not repayable unless certain external financing is raised. Since this has not been achieved, management feels there is no requirement to repay the advance. No further cash payments are anticipated beyond the possible repayment of these advances and related legal fees.

--------------------------------------------------------------------------------

11.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

--------------------------------------------------------------------------------